Issuer Free Writing Prospectus dated August 14, 2020

Filed by: Comstock Resources, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-238113

COMSTOCK RESOURCES, INC.

9.75% Senior Notes due 2026

Pricing Term Sheet

August 14, 2020

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 14, 2020. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Comstock Resources, Inc. (the “Company”)

Title of Securities:	9.75% Senior Notes due 2026 (the “Notes”)

Principal Amount:	$300,000,000 (to be fungible and consolidated with the $500,000,000 9.75% Senior Notes due 2026 issued on June 23, 2020, thereby forming a single series with such notes with an aggregate principal amount of $800,000,000)

Maturity Date:	August 15, 2026

Issue Price:	100.5% plus accrued interest from August 15, 2020

Gross Proceeds:	$300,000,000

Coupon:	9.75%

Yield to Worst:	9.595%

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2021

Record Dates:	February 1 and August 1 of each year

Make-Whole Premium:	Make-Whole Premium at Treasury Rate +50 basis points prior to August 15, 2021

Optional Redemption:	On or after August 15, 2021, the Company may on one or more occasions redeem the Notes, in whole or in part, upon not less than 15 or more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption), if redeemed during the 12-month period beginning on August 15 of the years indicated below:

	Year	Percentage
	2021	107.313%
	2022	104.875%
	2023	102.438%
	2024 and thereafter	100.000%

Equity Clawback:	Prior to August 15, 2021, the Company may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of Notes originally issued (calculated after giving effect to any issuance of Additional Notes), upon not less than 15 or more than 60 days’ notice, at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption), in an amount not greater than the Net Cash Proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued (calculated after giving effect to any issuance of Additional Notes) remains outstanding immediately after such redemption (excluding Notes held by the Company and its Subsidiaries) and that such redemption occurs within 180 days following the closing of any such Equity Offering.

Underwriters:

BofA Securities, Inc.

BMO Capital Markets Corp.

Wells Fargo Securities, LLC

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Capital One Securities, Inc.

SG Americas Securities, LLC

Regions Securities LLC

KeyBanc Capital Markets Inc.

Barclays Capital Inc.

CIT Capital Securities LLC

Citizens Capital Markets, Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

Trade Date:	August 14, 2020

Settlement Date:	August 19, 2020 (T+3 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 205768 AR5 ISIN: US205768AR55

Changes in the Preliminary Prospectus Supplement:	The following changes will be made to the Preliminary Prospectus Supplement:

Summary

The following change under “Summary—The Offering—Ranking” on page S-6 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

“As of June 30, 2020, on an as adjusted basis as set forth under “Capitalization”, we and the guarantors would have had total consolidated indebtedness of approximately $2,773.4 million, consisting of (i) $300.0 million of the Notes offered hereby, (ii) $500.0 million of the Existing Notes (iii) $850.0 million of the Original Notes, (iv) $619.4 million aggregate principal amount of 7.5% Senior Notes due 2025 and (v) $504.0 million of secured indebtedness outstanding under our bank credit facility, and we would have had $896.0 million of available borrowing capacity under the bank credit facility.”

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by contacting BofA Securities toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, BMO Capital Markets, 3 Times Square, New York, NY 10036, Attn: Sherman Lee or by email at sherman1.lee@bmo.com, or Wells Fargo Securities, 550 S. Tryon Street, 5th Floor, Charlotte, NC 28202, Attention: Leveraged Syndicate, or by email at IBCMDCMLSHYLeveragedSyndicate@wellsfargo.com.

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